EXHIBIT 99.1

Himax Technologies, Inc. Reports Second Quarter 2020 Financial Results; Provides Third Quarter 2020 Guidance

Company Q2 2020 Revenues, Gross Margin and EPS all Exceed Guidance; Revenues, Gross Margin and EPS all exceed Its Pre-Announced Key Financial Results

Provides Q3 2020 Guidance Revenue to Increase by around 20% Sequentially, Gross Margin is expected to be flat to slightly down from the second quarter, IFRS profit per Diluted ADS to be around 2.0 Cents to 2.8 Cents, and Non-IFRS profit per Diluted ADS to be around 3.5 Cents to 4.3 Cents

  Q2 revenue increased 1.3% sequentially to $187.0M, exceed the guidance of a slight decrease within 5.0% sequentially
  Product sales: large driver ICs, 31.8% of revenue, down 3.1% QoQ; small and medium-sized driver ICs, 52.8% of revenue, up 12.9% QoQ; non-driver products, 15.4% of revenue, down 19.5% QoQ
  Q2 IFRS gross margin was 21.0%, down 170 bps sequentially, exceeding the guidance of between 20.2% to 20.6%, compared to the first quarter’s 22.7%
  Q2 IFRS profit was $1.4M, or 0.8 cents per diluted ADS, exceeding the guidance of a loss of 1.5 cents to 0.5 cents per diluted ADS. It is lower than profit of $3.3M, or 1.9 cents per diluted ADS in Q1 2020
  Q2 non-IFRS profit was $1.7M, or 1.0 cents per diluted ADS, exceeding the guidance of a loss of 1.3 to 0.3 cents per diluted ADS. It is lower than profit of $3.8M, or 2.2 cents per diluted ADS in Q1 2020
  See strong sales for notebook and monitor markets in the first half with the momentum now switching to TV and smartphone, while tablet is set to stay robust throughout the whole year. Demand visibility has therefore been much improved from the first half
  Company’s high frame rate TDDI products for smartphone have been adopted by several top-tier customers and have begun mass production in Q2. The Company’s traditional DDIC for smartphone declined significantly in Q2, a trend that was expected as the market was quickly being replaced by TDDI and AMOLED for smartphone application. The Company expects to see a short-term spike of traditional DDIC demand for smartphone during Q3, arising from orders from certain brand customers
  Tablet ICs will be a major growth area throughout 2020 with a strong forecast for both discrete driver ICs and TDDI in Q3
  Himax pioneered the TDDI solution for tablet and is the dominant of supplier for literally all leading Android brand names. Just two quarters into mass production, already accounted for 37.0% of tablet IC sales and represented almost 9.0% of total revenues in Q2. Expect a more than 20% sequential increase in Q3 with the momentum to continue into Q4
  Backed by Himax’s leading market position in new technologies for automotive display, the Company has a strong and positive long-term outlook for the automotive segment. Expect to deliver a mid-single-digit sequential increase in Q3
  Company’s WiseEye smart sensing solution is being integrated into a wide range of applications such as notebook, TV, doorbell, door lock, air conditioner, etc. For only key parts offering, the strategy is to actively participate in the ecosystems led by the world’s leading AI and cloud service providers. A recent announcement for the collaboration with Google whereby, running on Google’s TensorFlow Lite for Microcontrollers kernel, Himax provided its AI processor with CNN based SDK for developers to generate deep learning inferences with video and voice commands data to boost overall system performance while consuming extremely low power

TAINAN, Taiwan, Aug. 06, 2020 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the second quarter ended June 30, 2020.

“Our reported second quarter results exceeded guidance for revenues, gross margin and EPS, consistent with our preliminary results reported on July 6, 2020. During the quarter, higher demand of large display drivers for monitors and greater-than-expected shipment volume for both smartphone and tablet contributed to the better-than-guided sales.” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“While Covid-19 does not look to be going away anytime soon, most countries have greatly eased lockdowns while still taking measures to contain the spread of the virus. Although the pandemic has brought major disruptions to the markets we operate in, many of our panel customers have been fast to react to the changing environment by quickly shifting their production to where the demands are. What that reflected in our business is the very strong sales for notebook and monitor markets in the first half with the momentum now switching to TV and smartphone, while tablet is set to stay robust throughout the whole year. While businesses have been largely reopened, a big part of the society still stays mostly at home with much of the activity being operated online. The “stay-at-home” economy has proven to benefit several consumer electronics markets to which we supply our products. Our demand visibility has therefore been much improved from the first half.” concluded Mr. Jordan Wu.

Second Quarter 2020 Financial Results

The Company recorded net revenues of $187.0 million, an increase of 1.3% sequentially and an increase of 10.4% compared to the same period last year. The 1.3% sequential increase of revenue exceeded its guidance of a slight decrease within 5% quarter-over-quarter. Higher demand of large display drivers for monitors and greater-than-expected shipment volume for both smartphone and tablet contributed to the better-than-guided sales. Gross margin was 21.0%, exceeding the prior guidance of between 20.2% to 20.6% due to a more favorable product mix among large display products. IFRS profit per diluted ADS was 0.8 cents, exceeding its guidance of a loss of 1.5 cents to 0.5 cents. Strong sales, improved gross margin and lower-than-expected operating expenses contributed to the better-than-expected earnings results. Non-IFRS profit per diluted ADS was 1.0 cents, exceeding its guidance of a loss of 1.3 cents to 0.3 cents.

Revenue from large display drivers was $59.5 million, down 3.1% sequentially and up 0.2% year-over-year. The sequential decline was driven by lower shipments into TVs due to weakness in the global TV market which was severely impacted by the Covid-19 outbreak. TV segment revenues decreased 21.7% year-over-year. Offsetting the weakness in the TV segment was a surge in demand for telework and online education tools that spurred the sales in its monitor and notebook segments to an increase of around 60% year-over-year in Q2. Large panel driver ICs accounted for 31.8% of total revenues for the quarter, compared to 33.2% in the first quarter of 2020 and 35.0% a year ago.

Revenue for small and medium-sized display drivers was $98.8 million, up 12.9% sequentially and 20.9% year-over-year. The sequential growth was driven primarily by tablet and smartphone sales but offset by a decrease in the automobile segment. The strong year-over-year growth was attributable to remarkable tablet sales, especially its TDDI products for tablet. The segment accounted for 52.8% of total sales for the quarter, compared to 47.4% in the first quarter of 2020 and 48.3% a year ago.

Sales into smartphones were up 10.9% sequentially but down 26.8% year-over-year. Himax’s smartphone TDDI was up 69.0% sequentially and up 0.3% from the same period last year. Strength in the smartphone TDDI segment reflected customers’ aggressive new product launch plans with our TDDI solutions. The Company reported earlier that the launch of several customers’ new smartphones with its TDDI solution inside was delayed because of the pandemic. Many of those projects started mass production in Q2, leading to the strong sequential growth. Sales of traditional DDICs for smartphone declined by 43.6% sequentially and were down 58.3% from same period last year. Himax’s traditional DDIC, which represents just 26.3% of the smartphone segment in Q2, declined significantly, a trend that was expected as it has repeatedly reported that the traditional DDIC was quickly being replaced by TDDI and AMOLED for smartphone application. Himax expects to see a short-term spike of traditional DDIC demand for smartphone during the third quarter, arising from orders from certain brand customers. However, again, barring short-term fluctuations, the Company expects to see continuous declines in the traditional DDIC for smartphone.

The ongoing Covid-19 pandemic has eroded worldwide smartphone market demand with a more than 10.0% expected decline during 2020, according to several research institutes. Despite these challenging conditions, Himax expects to see strong smartphone TDDI sales in the second half of 2020 due to a more diversified customer base, strong product roadmap and enriched product portfolio.

As anticipated, boosted by the strong momentum in both traditional discrete driver IC and TDDI product lines, tablet was the best performing product category of all in Q2, up 55.1% sequentially and 174.8% year-over-year. It represented around 23.0% of the Company’s total sales in Q2. Himax expects this product segment to continue to grow in the second half as the overall market for tablet looks to remain robust thanks to work-from-home and online education demands. In addition, there is new demand for tablet TDDI, of which the sales were up 83.2% sequentially in Q2, as in-cell touch display is quickly becoming a new mainstream for the Android tablet.

Boosted by demands for remote work and education, the revenue of traditional discrete driver ICs for tablet delivered a more than 40% sequential growth and more than 70% year-over-year in the second quarter. Specifically, the Company shipped more of the higher ASP ICs with high resolution and CoF packaging for large-sized slim bezel tablets to certain leading brand names.

As expected, Himax’s driver IC revenue for the automotive application was down 15.2% sequentially as a result of global production and car sales coming to a sudden halt in most of the world. However, on a year-over-year basis, automotive driver IC revenue was up 0.1% despite the effects of the pandemic.

Second quarter revenue from the Company’s non-driver businesses was $28.7 million, down 19.5% sequentially but up 1.7% year-over-year. The sequential decrease was mainly due to significant shipment reduction of the WLO product to an anchor customer and lower engineering fee income for other non-driver products. Offsetting the weakness in WLO, CMOS image sensors had a higher revenue contribution from notebook and IP camera applications for remote work and online education purposes. Non-driver products accounted for 15.4% of total revenues, as compared to 19.4% in the first quarter of 2020 and 16.7% a year ago.

Gross margin for the second quarter was 21.0%, down 170 basis points sequentially but up 150 basis points from the same period last year. The sequential decrease was caused by lower WLO shipment and weak automotive sales, two of our higher gross margin products. A decline in engineering fees received was also a factor behind the sequential decline. On a year-over-year basis, it was up 1.5% mainly due to a more favorable product mix with more shipments of WLO and Tcon products.

IFRS operating expenses were $37.6 million in the second quarter, up 0.9% from the preceding quarter but down 3.3% from a year ago. The year-over-year decrease was a result of decreased salary and travelling expenses. Non-IFRS operating expenses for the second quarter were $37.2 million, up 1.4% from the previous quarter but down 3.2% from the same quarter in 2019.

IFRS operating margin for the second quarter was 0.9%, down from 2.5% in the prior quarter but up from -3.5% in the same period last year. The sequential decrease was mainly due to lower gross margin. The year-over-year improvement was primarily a result of higher sales, better gross margin and lower operating expenses. Second quarter non-IFRS operating profit was $2.1 million, or 1.1% of sales, lower from non-IFRS operating profit of $5.3 million, or 2.9% of sales last quarter, but up from -3.2% for the same period last year.

IFRS profit for the second quarter was $1.4 million, or 0.8 cents per diluted ADS, compared to profit of $3.3 million, or 1.9 cents per diluted ADS, in the previous quarter and loss of $5.2 million, or 3.0 cents per diluted ADS, a year ago.

Second quarter non-IFRS profit was $1.7 million, or 1.0 cents per diluted ADS, compared to non-IFRS profit of $3.8 million, or 2.2 cents per diluted ADS last quarter and non-IFRS loss of $4.8 million, or 2.8 cents per diluted ADS for the same period last year.

Balance Sheet and Cash Flow

Himax had $107.1 million of cash, cash equivalents and other financial assets as of the end of June 2020, compared to $122.4 million at the same time last year and $126.6 million a quarter ago. The lower cash balance as of the end of the second quarter was mainly a result of a repayment of unsecured borrowings of $9.4 million and an operating cash outflow of $9.2 million during the quarter. On top of the cash position, restricted cash was $164.0 million at the end of the quarter, the same as the preceding quarter and a year ago. The restricted cash is mainly used to guarantee the secured short-term borrowing for the same amount. The Company had $58.4 million of unsecured short-term loan as of the end of Q2, compared to $67.9 million a quarter ago and $77.0 million at the same time last year.

Accounts receivable at the end of June 2020 were $206.1 million, up from $186.7 million last quarter and $176.2 million a year ago. DSO was 101 days at the end of quarter, as compared to 96 days a year ago and 92 days at the end of the last quarter.

Himax’s inventories as of June 30, 2020 were $161.5 million, up from $148.4 million last quarter but down from $188.5 million a year ago. In response to an industry-wide foundry capacity shortage and in preparation for a strong Q3 forecast, the Company had to increase inventory levels during Q2. The Company believes it inventory position is healthy given the solid forecast and purchase orders received from customers. While Himax monitors its inventory carefully by working closely with its customers, the Company will continue to build up its inventory position aggressively in the foreseeable future given the prevailing severe foundry capacity shortage in the market place. The Company expects the inventory level to be significantly lower over the course of Q3, again, because of very tight foundry capacity and strong customer demands.

Net cash outflow from operating activities for the second quarter was $9.2 million as compared to an outflow of $17.7 million for the same period last year and an inflow of $10.6 million last quarter. Net cash outflow was mainly caused by more aggressive inventory buildup.

Second quarter capital expenditures amounted to $0.7 million, versus $5.7 million a year ago and $3.1 million last quarter. As reported in the last earnings call, the capex for both the new building construction and the 3D sensing capacity expansion were already concluded in the fourth quarter 2019. The second quarter capex was for R&D related equipment for our IC design business.

Himax typically makes annual cash dividend payment at the middle of the year based on the prior year’s profitability. The Company’s Board of Directors has decided that it will not pay cash dividend in 2020. The decision was made with full consideration of Himax’s 2019 financial results as well as 2020 operations and capital requirement.

Share Buyback Update

As of June 30, 2020, Himax had 172.3 million ADS outstanding, little change from last quarter. On a fully diluted basis, the total number of ADS outstanding was 173.2 million.

Q3 2020 Outlook

While Covid-19 does not look to be going away anytime soon, most countries have greatly eased lockdowns while still taking measures to contain the spread of the virus. Although the pandemic has brought major disruptions to the markets Himax operates in, many of the Company’s panel customers have been fast to react to the changing environment by quickly shifting their production to where the demands are. What that reflected in Himax’s business is the very strong sales for notebook and monitor markets in the first half with the momentum now switching to TV and smartphone, while tablet is set to stay robust throughout the whole year. While businesses have been largely reopened, a big part of the society still stays mostly at home with much of the activity being operated online. The “stay-at-home” economy has proven to benefit several consumer electronics markets to which we supply our products. Himax’s demand visibility has therefore been much improved from the first half. However, the industry is going through a severe foundry capacity shortage right now which is limiting the growth in almost all of the Company’s businesses, especially the smartphone and tablet TDDI as well as CMOS image sensor products.

Separately, Himax is working towards capitalizing on the Company’s unique non-driver technologies where it has invested heavily in the last few years, notably 3D sensing for smartphone and smart door lock as well as ultralow power smart image sensing for products such as notebook, TV, doorbell and air conditioner.

As indicated in the Company’s guidance, it now expects a strong top line growth for Q3. Himax's next goal is to improve its gross margin. This will be an important target for Q4 and next year.

Display Driver IC Business
LDDIC
For the third quarter, Himax expects the large display driver IC revenue to decrease by high-single-digit sequentially mainly due to weak demand for monitor ICs where its customers are going through an inventory adjustment after two quarters of strong shipments. However, TV and notebook ICs are picking up momentum in Q3.

The TV market, Himax’s biggest large display sector, is experiencing a solid rebound lately with panel prices rising and set makers rushing in for inventory replenishment after quite a few sluggish quarters. For the third quarter, the Company expects to deliver low-teens growth for TV display driver both sequentially and year-over-year.

For the monitor segment, following a demand surge in the previous two quarters, Himax expects customers’ inventory to correct, resulting in a sequential decrease in Q3. In the notebook segment, the Company sees continuous demand fueled particularly by enterprise and e-learning as it approaches the back to school season. Himax’s businesses in the high-end monitor and new generation low power notebook products, where Himax is the market leader in DDICs and Tcon, will benefit significantly from these trends.

SMDDIC
Begin with the Company’s smartphone business segment. The Company’s TDDI product roadmap as well as new design-wins with end customers position Himax well to gain market share throughout 2020.

The pandemic has negatively weighed on both smartphone production and consumer demand.  While 2020 remains a challenging year for the smartphone market, China is already gradually recovering and other countries are moving in the same direction. Based on the current pipeline, Himax expects to more than double its smartphone TDDI shipments during Q3 compared to the previous quarter.

The smartphone market continues to embrace new technologies, moving toward higher frame rate displays to enable better screen viewing and gaming experience. Himax’s high frame rate products have been adopted by several top-tier customers and have begun mass production in Q2.

As Himax discussed previously, a major development the Company is seeing in the marketplace is the increasing utilization of the OLED display for smartphone. This is due to expanded AMOLED capacity as well as increased demand for under-display fingerprint technology that is only available in the AMOLED display currently. Himax is encouraged by the progress it has made and is collaborating closely with leading panel makers across China for AMOLED product development.

Additionally, Himax has made good progress in wearable AMOLED display driver ICs with leading Chinese panel makers. The Company believes AMOLED driver ICs will soon become one of the major growth engines for its small panel driver IC business.

Turning to the tablet business, Himax expects its tablet ICs to be a major growth area throughout 2020 with a strong forecast for both discrete driver ICs and TDDI in the third quarter. Tablet demand is picking up significantly in the wake of the Covid-19 outbreak that is fueling remote work and learning. As mentioned in previous earnings calls, Himax pioneered the TDDI solution for tablet and is the dominant of supplier for literally all leading Android brand names. Tablet TDDI, just two quarters into mass production, already accounted for around 37.0% of its tablet IC sales and, if looked at as a separate product category, represented almost 9.0% of the Company’s total revenues in Q2. Himax expects an increase of more than 20% sequentially for its tablet TDDI next quarter with the momentum to continue into Q4. Tablet in-cell TDDI offers the benefits of lower cost and a simplified supply chain and represents an easier manufacturing process for panel makers. For consumers, it offers a lighter weight, slimmer and more stylish design as well as improved touch accuracy with added option for active stylus.

Similar to smartphone, demand for traditional DDIC for tablet is also being eroded by in-cell TDDI but at a more moderate pace. For the tablet segment, Himax expects to deliver another sequential growth of low-teens with shipments to almost quadruple that of the same time last year. Again, this is thanks to the sudden surge of tablet demand arising from the pandemic and the new TDDI revenue that did not exist last year.

It is worth highlighting that, while the tablet market is smaller than smartphone, the ASP and number of units for TDDI in each tablet are both higher than those for smartphone.

Turning to the automotive sector, the global automobile sector has been badly hit by Covid-19 and the market outlook remains uncertain during the second half of 2020. Himax commands more than 30% of the global automotive DDIC market and inevitably this business is impacted by the slow overall demand. However, while the sequential revenue was down 15.2% in Q2, revenue for the first half was still up 3.3% year-over-year. Himax’s technology and leadership in the automotive display market has helped the Company continues to gain ground with customers. Himax expects to deliver a mid-single-digit sequential increase in the third quarter, and the Company will remain the leader in this market as the major developing trends have not changed amid short-term challenges.

Backed by Himax’s leading market position in new technologies for automotive display, the Company has a strong and positive long-term outlook for the automotive segment. Himax is the primary partner for most of the world’s automotive panel makers to enable new technologies. Specifically, Himax has been selected by many leading tier-1 and OEMs for their upcoming first launches of vehicles using displays with TDDI technology. While the Company only expects a small volume of shipments in 2020, Himax anticipates meaningful full production shipments of automotive TDDI as it moves into 2021.

For the third quarter, revenue for the small and medium-sized driver IC business is expected to increase by over 40% sequentially.

Non-Driver Product Categories
WLO
The second quarter WLO revenue declined sequentially due to lower shipment to an anchor customer. The factory to which Himax usually ships this product was ordered to shut down temporarily by the local government as part of their disease containment measures. However, the Company’s shipments to the anchor customer recorded a nice growth compared to the same quarter last year. Himax continues to engage several strategic customers and/or partners to develop new projects for DOE, diffuser, and optical lens solutions for future generation products covering a wide range of different applications.

3D Sensing
In smart phone application, most customer inquiries and design projects are moving toward ToF 3D sensing for world-facing camera that features longer range and wider-angle coverage for AR, 3D modeling and gaming features.  With ToF, Himax provides optical components and/or projectors which are critical in the performance of the whole ToF solution. In this business, the Company has partnerships with ToF sensor providers, laser vendors and smartphone makers and are engaged for various stages of product development for next generation smartphones.

For non-smartphone 3D-sensing engagements, Himax focus on smart door lock and payment system applications where it provides structured light-based 3D sensing total solutions. To broaden Himax’s market reach, the Company also offers its market-leading 3D decoder ASIC as an individual component for integration into others’ systems. Through such partnerships, Himax is able to reach out to markets that it is not yet familiar with, such as industrial robotics and access control systems. 3D sensing remains one of the main growth drivers for Himax.

Ultralow power smart sensing
In order for Himax’s WiseEye technology to reach its maximum potential, the Company has adopted a flexible business model whereby, in addition to total solution where it provides processor, image sensor and AI algorithm, the Company also offers those individually as key parts in order to address the market’s different needs and widen its market coverage. For customers who own their own algorithm and wish to develop their own applications, Himax can provide its ultralow power AI processor and image sensor without algorithm. The customer can piggyback on Himax’s technology and focus their effort on bringing AI to edge devices by transforming a wide range of sensor data, including video, sound, movement, gesture, among others, into actionable information, all with extremely low power consumption. For those customers/partners whose main business is to provide AI processors, Himax can offer its ultralow power image sensors without its AI processor and algorithm.

For the total solution offering, Himax launched a computer vision human detection notebook solution which has been well recognized and is being incorporated into the next generation premium notebook models of key OEMs and ODMs.  Himax’s total solutions are also being integrated into a wide range of other applications such as TV, doorbell, door lock, air conditioner, etc. by engaging leading players in those industries. For the other type of business model where Himax only offers key parts, the Company’s strategy is to actively participate in the ecosystems led by the world’s leading AI and cloud service providers. A recent illustration of this strategy is an announcement for the collaboration with Google whereby, running on Google’s TensorFlow Lite for Microcontrollers kernel, Himax provided its AI processor with CNN (convolutional neural network) based SDK (software development kit) for developers to generate deep learning inferences with video and voice commands data to boost overall system performance while consuming extremely low power. Being an official partner of Google’s TensorFlow, Himax gets to enjoy the enormous network of its ecosystem participants. Just over a month after the announcement, Himax is already receiving inquiries from large corporations and individual AI developers alike with application ideas covering a broad range of industries. The Company is very encouraged by the enthusiastic discussions about possible WiseEye applications that are taking place in various user groups for emerging AI market ideas. Last but not least, Himax is working closely with other leading AI and cloud service providers worldwide to incorporate WiseEye edge AI solution into their ecosystems, in an attempt to reach the broadest market coverage possible. Himax is extremely excited about these developments.

CMOS Image Sensor

Due to the accelerated adoption of work-from-home and online education, demand for Himax’s CMOS image sensor for notebook and IP camera will remain strong during the third quarter.

The Company’s industry-first 2-in-1 CMOS image sensor has penetrated into the laptop ecosystem for the most stylish super slim bezel design with 3 types of popular application features, namely RGB sensor for video conference, RGB/IR sensor for Windows Hello facial recognition, and/or ultralow power AI computer vision for human presence detection. Himax expects to see small volume in certain premium notebook models in late 2020 with more volume expected in the coming years.

For the traditional human vision segments, Himax also sees strong demand in multimedia applications such as car recorders, surveillance, drones, home appliances, and consumer electronics, among others.

LCOS
Himax continues to focus on AR goggle devices and head-up-displays (HUD) for automotive. Many of its industry-leading customers have demonstrated their state-of-the-art products, including holographic HUD, AR glasses and LiDAR system, with Himax LCOS technology inside. Himax’s technology leadership and proven manufacturing expertise have made the Company a preferred partner for customers in these emerging markets and their ongoing engineering projects in AR goggles and HUD for automotive applications.

For non-driver IC business, the Company expects revenue to increase by low teens sequentially in the third quarter.

Third Quarter 2020 Guidance
The Company is providing the following financial guidance for the third quarter of 2020:
Net Revenue:	To increase by around 20% sequentially
Gross Margin:	To be flat to slightly down from the second quarter, depending on final product mix
IFRS Profit:	To be around 2.0 cents to 2.8 cents per diluted ADS
Non-IFRS Profit (1):	To be around 3.5 cents to 4.3 cents per diluted ADS
(1) Non-IFRS Profit excludes share-based compensation and acquisition-related charges

At this point, Himax expects to deliver strong growth for the third quarter. The Company sees very good momentum in its smartphone TDDI business against the backdrop of a depressed global smartphone market. Himax’s tablet ICs, both discrete driver and TDDI, made remarkable contributions to its first half results and are on track to carry the nice momentum into the second half. The Company also foresees decent growth for the notebook, TV and Tcon products for the next quarter. However, third quarter growth will be constrained due to an industry-wide foundry shortage.

Similar to Himax’s usual practice before 2019, the Company will grant RSUs, rather than stock options, on September 30 this year for employees’ share-based compensation. As a reminder, Himax did not grant RSUs last year. Rather, 2,226,690 units of stock option were granted to the team at an exercise price of $2.27 last September. The Company’s third quarter IFRS earnings per diluted ADS guidance has taken into account the expected 2020 RSU grant, which, subject to the Board approval, is now assumed to be around $3.0 million, or 1.3 cents per diluted ADS, almost all of which will be vested and expensed immediately on September 30, the grant date. The grant of RSUs would lead to higher third quarter IFRS operating expenses compared to the other quarters of the year.

HIMAX TECHNOLOGIES SECOND QUARTER 2020 EARNINGS CONFERENCE CALL
DATE:	Thursday, August 6th, 2020
TIME:	U.S.	7:45 a.m. EDT
	Taiwan	7:45 p.m.
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL +1 (678) 509-7569
CONFERENCE ID:	4668914
WEBCAST:	https://edge.media-server.com/mmc/p/ok4wrdzj

Due to the heavy volume of earning’s conference calls on August 6th and at the recommendation of its conference call provider, Himax adjusted the Q2 2020 Earnings Call time to 7:45 a.m. from the normal 8:00 a.m. to ensure the quality of the conference call for its participants. A replay of the call will be available beginning two hours after the call through 11:15 a.m. US EDT on August 14th, 2020 (11:15 p.m. Taiwan time, August 14th, 2020) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 4668914. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through August 6th, 2021.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices, home appliance and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,000 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 2,926 patents granted and 553 patents pending approval worldwide as of June 30th, 2020. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2019 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880 Ext.60145
Fax: +886-2-2314-0877
Email: hr_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext. 22326
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative
Mark Schwalenberg, Senior Vice President
MZ North America
Tel:  +1-312-261-6430
Email:  HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended June 30,		Three Months Ended March 31,
	2020	2019	2020

Revenues	$186,984	$169,318	$184,594

Costs and expenses:
Cost of revenues	147,726	136,370	142,672
Research and development	28,403	28,302	27,689
General and administrative	5,662	6,155	5,804
Sales and marketing	3,548	4,436	3,782
Total costs and expenses	185,339	175,263	179,947

Operating income (loss)	1,645	(5,945)	4,647

Non operating income (loss):
Interest income	263	514	396
Changes in fair value of financial assets at fair value through profit or loss	(83)	24	(65)
Foreign currency exchange gains (losses), net	1	33	(55)
Finance costs	(551)	(545)	(593)
Share of profits (losses) of associates	12	(2)	(91)
Other income	22	24	35
	(336)	48	(373)
Profit (loss) before income taxes	1,309	(5,897)	4,274
Income tax expense	365	-	1,464
Profit (loss) for the period	944	(5,897)	2,810
Loss attributable to noncontrolling interests	439	746	484
Profit (loss) attributable to Himax Technologies, Inc. stockholders	$1,383	$(5,151)	$3,294

Basic earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$0.008	$(0.030)	$0.019
Diluted earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$0.008	$(0.030)	$0.019

Basic Weighted Average Outstanding ADS	172,618	172,540	172,579
Diluted Weighted Average Outstanding ADS	173,158	172,561	173,340

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Six Months Ended June 30,
	2020	2019

Revenues	$371,578	$332,652

Costs and expenses:
Cost of revenues	290,398	262,839
Research and development	56,092	58,659
General and administrative	11,466	11,677
Sales and marketing	7,330	8,799
Total costs and expenses	365,286	341,974

Operating income (loss)	6,292	(9,322)

Non operating income (loss):
Interest income	659	1,076
Changes in fair value of financial assets at fair value through profit or loss	(148)	7
Foreign currency exchange gains (losses), net	(54)	310
Finance costs	(1,144)	(1,021)
Share of profits (losses) of associates	(79)	39
Other income	57	47
	(709)	458
Profit (loss) before income taxes	5,583	(8,864)
Income tax expense	1,829	-
Profit (loss) for the period	3,754	(8,864)
Loss attributable to noncontrolling interests	923	1,394
Profit (loss) attributable to Himax Technologies, Inc. stockholders	$4,677	$(7,470)

Basic earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$0.027	$(0.043)
Diluted earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$0.027	$(0.043)

Basic Weighted Average Outstanding ADS	172,599	172,540
Diluted Weighted Average Outstanding ADS	173,224	172,559

Himax Technologies, Inc. Unaudited Supplemental Financial Information (Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Three Months Ended June 30,		Three Months Ended March 31,
	2020	2019	2020
Share-based compensation
Cost of revenues	$5	$-	$10
Research and development	122	13	269
General and administrative	15	2	25
Sales and marketing	26	5	40
Income tax benefit	(31)	(5)	(64)
Total	$137	$15	$280

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$277	$471	$276
Income tax benefit	(65)	(123)	(64)
Total	$212	$348	$212

Himax Technologies, Inc. Unaudited Supplemental Financial Information (Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Six Months Ended June 30,
	2020	2019
Share-based compensation
Cost of revenues	$15	$-
Research and development	391	26
General and administrative	40	4
Sales and marketing	66	9
Income tax benefit	(95)	(9)
Total	$417	$30

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$553	$941
Income tax benefit	(129)	(245)
Total	$424	$696

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	June 30, 2020	March 31, 2020	June 30, 2019
Assets
Current assets:
Cash and cash equivalents	$96,130	$115,677	$92,857
Financial assets at amortized cost	10,929	10,888	12,463
Financial assets at fair value through profit or loss	-	-	17,034
Accounts receivable, net	206,075	186,735	176,224
Inventories	161,474	148,431	188,535
Income taxes receivable	75	86	55
Restricted deposit	164,000	164,000	164,322
Other receivable from related party	1,200	1,200	1,200
Other current assets	24,246	24,465	22,118
Total current assets	664,129	651,482	674,808
Financial assets at fair value through profit or loss	13,352	13,435	9,768
Financial assets at fair value through other comprehensive income	737	689	710
Equity method investments	3,660	3,655	4,102
Property, plant and equipment, net	137,530	136,300	117,544
Deferred tax assets	14,537	14,334	13,428
Goodwill	28,138	28,138	28,138
Other intangible assets, net	7,953	8,363	9,592
Restricted deposit	135	132	129
Other non-current assets	2,033	2,269	3,321
	208,075	207,315	186,732
Total assets	$872,204	$858,797	$861,540
Liabilities and Equity
Current liabilities:
Unsecured borrowings	$58,437	$67,871	$77,025
Secured borrowings	164,000	164,000	164,000
Accounts payable	161,474	145,599	134,224
Income taxes payable	3,960	4,261	1,613
Other payable to related party	2,740	2,440	2,360
Other current liabilities	34,749	34,000	38,174
Total current liabilities	425,360	418,171	417,396
Net defined benefit liabilities	50	49	149
Deferred tax liabilities	1,284	1,346	1,505
Other non-current liabilities	9,989	4,820	4,280
	11,323	6,215	5,934
Total liabilities	436,683	424,386	423,330
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	105,686	105,455	104,788
Treasury shares	(8,656)	(8,764)	(8,819)
Accumulated other comprehensive income	(1,110)	(937)	(869)
Retained earnings	230,564	229,181	236,687
Equity attributable to owners of Himax Technologies, Inc.	433,494	431,945	438,797
Noncontrolling interests	2,027	2,466	(587)
Total equity	435,521	434,411	438,210
Total liabilities and equity	$872,204	$858,797	$861,540

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended June 30,		Three Months Ended March 31,
	2020	2019	2020

Cash flows from operating activities:
Profit (loss) for the period	$944	$(5,897)	$2,810
Adjustments for:
Depreciation and amortization	5,881	6,209	5,754
Share-based compensation expenses	168	20	344
Gain on disposal of property, plant and equipment, net	(242)	-	-
Changes in fair value of financial assets at fair value through profit or loss	83	(24)	65
Interest income	(263)	(514)	(396)
Finance costs	551	545	593
Income tax expense	365	-	1,464
Share of losses (profits) of associates	(12)	2	91
Inventories write downs	3,413	5,008	4,077
Unrealized foreign currency exchange losses (gains)	(59)	(23)	9
	10,829	5,326	14,811
Changes in:
Accounts receivable	(19,340)	(71)	(21,792)
Inventories	(16,456)	(4,226)	(8,734)
Other current assets	(602)	782	708
Accounts payable	15,875	(13,057)	31,279
Other payable to related party	300	(1,577)	220
Net defined benefit liabilities	1	(1)	(1)
Other current liabilities	1,365	(935)	(4,841)
Other non-current liabilities	-	-	(74)
Cash generated from operating activities	(8,028)	(13,759)	11,576
Interest received	548	845	181
Interest paid	(555)	(574)	(630)
Income tax paid	(1,123)	(4,229)	(540)
Net cash provided by (used in) operating activities	(9,158)	(17,717)	10,587

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(708)	(5,711)	(3,092)
Proceeds from disposal of property, plant and equipment	247	8	-
Acquisitions of intangible assets	(6)	(67)	(72)
Acquisitions of financial assets at amortized cost	(1,425)	(1,446)	(737)
Proceeds from disposal of financial assets at amortized cost	1,446	335	765
Acquisitions of financial assets at fair value through profit or loss	(2,483)	(34,537)	(1,105)
Proceeds from disposal of financial assets at fair value through profit or loss	2,502	17,634	1,097
Acquisition of a subsidiary, net of cash acquired	-	(400)	-
Proceeds from capital reduction of investment	-	30	-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended June 30,		Three Months Ended March 31,
	2020	2019	2020

Decrease (increase) in refundable deposits	177	57	(3,014)
Releases (pledges) of restricted deposit	(3)	3	1
Cash paid for loan made to related party	-	(1,200)	-
Cash received from loan made to related party	-	2,780	-
Net cash used in investing activities	(253)	(22,514)	(6,157)

Cash flows from financing activities:
Proceeds from unsecured borrowings	58,403	77,006	139,734
Repayments of unsecured borrowings	(67,818)	(40,000)	(129,134)
Proceeds from secured borrowings	87,000	27,000	37,000
Repayments of secured borrowings	(87,000)	(27,000)	(37,000)
Payment of lease liabilities	(669)	(460)	(462)
Proceeds from exercise of employee stock options	173	-	-
Net cash provided by (used in) financing activities	(9,911)	36,546	10,138
Effect of foreign currency exchange rate changes on cash and cash equivalents	(225)	(211)	54
Net increase (decrease) in cash and cash equivalents	(19,547)	(3,896)	14,622
Cash and cash equivalents at beginning of period	115,677	96,753	101,055
Cash and cash equivalents at end of period	$96,130	$92,857	$115,677

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Six Months Ended June 30,
	2020	2019

Cash flows from operating activities:
Profit (loss) for the period	$3,754	$(8,864)
Adjustments for:
Depreciation and amortization	11,635	12,529
Share-based compensation expenses	512	39
Gain on disposal of property, plant and equipment, net	(242)	(6)
Changes in fair value of financial assets at fair value through profit or loss	148	(7)
Interest income	(659)	(1,076)
Finance costs	1,144	1,021
Income tax expense	1,829	-
Share of losses (profit) of associates	79	(39)
Inventories write downs	7,490	9,758
Unrealized foreign currency exchange gains	(50)	(114)
	25,640	13,241
Changes in:
Accounts receivable	(41,132)	12,791
Inventories	(25,190)	(35,732)
Other current assets	106	(5,245)
Accounts payable	47,154	(16,276)
Other payable to related party	520	(1,437)
Net defined benefit liabilities	-	50
Other current liabilities	(3,476)	(2,957)
Other non-current liabilities	(74)	-
Cash generated from operating activities	3,548	(35,565)
Interest received	729	1,102
Interest paid	(1,185)	(1,036)
Income tax paid	(1,663)	(4,270)
Net cash provided by (used in) operating activities	1,429	(39,769)

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(3,800)	(11,971)
Proceeds from disposal of property, plant and equipment	247	14
Acquisitions of intangible assets	(78)	(96)
Acquisitions of financial assets at amortized cost	(2,162)	(2,327)
Proceeds from disposal of financial assets at amortized cost	2,211	1,138
Acquisitions of financial assets at fair value through profit or loss	(3,588)	(42,632)
Proceeds from disposal of financial assets at fair value through profit or loss	3,599	25,720
Acquisition of business	-	(700)
Acquisition of a subsidiary, net of cash acquired	-	(400)
Proceeds from capital reduction of investment	-	30
Decrease (increase) in refundable deposits	(2,837)	67
Releases (pledges) of restricted deposit	(2)	5
Cash paid for loan made to related party	-	(1,200)
Cash received from loan made to related party	-	2,780
Net cash used in investing activities	(6,410)	(29,572)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Six Months Ended June 30,
	2020	2019

Cash flows from financing activities:
Proceeds from unsecured borrowings	198,137	117,006
Repayments of unsecured borrowings	(196,952)	(60,000)
Proceeds from secured borrowings	124,000	64,000
Repayments of secured borrowings	(124,000)	(64,000)
Payment of lease liabilities	(1,131)	(964)
Proceeds from exercise of employee stock options	173	-
Net cash provided by financing activities	227	56,042
Effect of foreign currency exchange rate changes on cash and cash equivalents	(171)	(281)
Net decrease in cash and cash equivalents	(4,925)	(13,580)
Cash and cash equivalents at beginning of period	101,055	106,437
Cash and cash equivalents at end of period	$96,130	$92,857

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:

	Three Months Ended June 30,		Three Months Ended March 31,
	2020	2019	2020
Revenues	$186,984	$169,318	$184,594
Gross profit	39,258	32,948	41,922
Add: Share-based compensation – cost of revenues	5	-	10
Gross profit excluding share-based compensation	39,263	32,948	41,932
Gross margin excluding share-based compensation	21.0%	19.5%	22.7%
Operating income (loss)	1,645	(5,945)	4,647
Add: Share-based compensation	168	20	344
Operating income (loss) excluding share-based compensation	1,813	(5,925)	4,991
Add: Acquisition-related charges –intangible assets amortization	277	471	276
Operating income (loss) excluding share-based compensation and acquisition-related charges	2,090	(5,454)	5,267
Operating margin excluding share-based compensation and acquisition-related charges	1.1%	(3.2%)	2.9%
Profit (loss) attributable to Himax Technologies, Inc. stockholders	1,383	(5,151)	3,294
Add: Share-based compensation, net of tax	137	15	280
Add: Acquisition-related charges, net of tax	212	348	212
Profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	1,732	(4,788)	3,786
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	0.9%	(2.8%)	2.1%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income (loss) excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:

	Six Months Ended June 30,
	2020	2019
Revenues	$371,578	$332,652
Gross profit	81,180	69,813
Add: Share-based compensation – cost of revenues	15	-
Gross profit excluding share-based compensation	81,195	69,813
Gross margin excluding share-based compensation	21.9%	21.0%
Operating income (loss)	6,292	(9,322)
Add: Share-based compensation	512	39
Operating income (loss) excluding share-based compensation	6,804	(9,283)
Add: Acquisition-related charges –intangible assets amortization	553	941
Operating income (loss) excluding share-based compensation and acquisition-related charges	7,357	(8,342)
Operating margin excluding share-based compensation and acquisition-related charges	2.0%	(2.5%)
Profit (loss) attributable to Himax Technologies, Inc. stockholders	4,677	(7,470)
Add: Share-based compensation, net of tax	417	30
Add: Acquisition-related charges, net of tax	424	696
Profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	5,518	(6,744)
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	1.5%	(2.0%)

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income (loss) excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)

	Three Months Ended June 30,	Six Months Ended June 30,
	2020	2020
Diluted IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.008	$0.027
Add: Share-based compensation per ADS	$0.001	$0.002
Add: Acquisition-related charges per ADS	$0.001	$0.002

Diluted non-IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	$0.010	$0.032

          Numbers do not add up due to rounding